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                                            Filed by 5B Technologies Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                      Commission File No.0-27190

                                             Subject Company: CeleXx Corporation
                                                   Commission File No.:000-30468






CONTACT:

Glenn Nortman                     or      Investor Relations Contact:
Chief Executive Officer                   Robert J. Giordano / Elena Bonaiuto
5B Technologies Corporation               KCSA Public Relations Worldwide
Phone: (516) 677-6100                     Phone: (212) 896-1289 / (212) 896-1233







                5B TECHNOLOGIES ACQUISITION OF CELEXX CORPORATION
                             APPROVED AT BOARD LEVEL

        COMBINED BUSINESSES EXPECTED TO RUN AT $30 MILLION IN REVENUE AND
                          HAVE POSITIVE EARNINGS IMPACT

                                    ---------

WOODBURY, New York, May 31, 2001 - 5B Technologies Corporation (NASDAQ:FIVE), a comprehensive business solutions provider, announced today that its Board of Directors and that of CeleXx Corporation (OTCBB:CLXX), an information technologies products and service provider, have ratified the previously announced non-binding letter of intent by which 5B Technologies proposes to acquire all the outstanding shares of CeleXx. The transaction is subject to due diligence, the signing of definitive merger documents, shareholder approval, regulatory review, and other customary conditions.

CeleXx operating units include Pinneast.com, Inc. (Pinneast), of West Columbia, South Carolina and Computer Marketplace Inc. (CMI), of Tewksbury, Massachusetts. Pinneast specializes in content development, learning systems management and hosting of e-learning and distance learning programs for major corporations. CMI is a network solutions and design company with Fortune 1000 companies, government agencies and educational institutions. CMI provides its clients with networking solutions, systems integration, and computer telephony systems integration requiring expertise in voice-over Internet protocol (VoIP).

The acquisition is expected to add value in terms of revenue and earnings per share. For the nine months ending March 31, 2001, the CeleXx subsidiaries posted revenues of $15.4 million with net operating income of $894,712. Based upon the current revenue and operating profit performance of the CeleXx units, annualized revenues for 5B Technologies should grow to more


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than $30 million during the twelve months following the merger, and the Company is anticipated to attain profitability by the fourth quarter this year. Additionally, the acquisition will expand the Company's technological expertise and geographic reach, with locations in New York, Boston, Memphis, Charlotte and West Columbia, South Carolina.

Under the terms of the proposed agreement the merger will result in a total of 4,704,020 shares outstanding. 5B shareholders will own 3,075,614 shares, and CeleXx shareholders will own 1,628,406 shares. Outside, non-management CeleXx shareholders will also receive 1 warrant for each share of 5B common stock they are issued in connection with the merger. Two warrants will be required to purchase one share of 5B common stock, and each callable warrant will have an exercise price of $2.00. The final share exchange is subject to a fairness opinion, and to adjustment prior to closing.

"We are delighted to have finalized the share exchange formula and to have secured Board approval of this proposed acquisition. Combining the resources of 5B Technologies with CeleXx's business strengths doubles the size of our enterprise, should move us to profitability and creates a powerful synergy to fuel our future growth," said Glenn Nortman, CEO of 5B Technologies. "Our goal was to reach $50 million in revenues by 2003, and this proposed acquisition should put us well ahead of plan to achieve this milestone".

"The recent sale of our Deltaforce Personnel Services subsidiary represents further progress in our continuing drive to focus on our principal business of comprehensive IT consulting, systems integration and application development, and to divest properties that are not considered core to our operations."

Doug Forde, Chairman of CeleXx, commented, "Both companies provide outstanding end-to-end technology solutions. By combining our resources and technical expertise, our geographical reach, and our managerial talent, we position ourselves for strong future growth that will benefit all our shareholders."

ABOUT CELEXX CORPORATION
CeleXx's core competencies drive e-business integration, including hardware and software integration, learning management integration, database engineering, custom e-learning development, e-learning help desk support, computer telephony and call center solutions.

ABOUT 5B TECHNOLOGIES CORPORATION
5B Technologies Corporation is a comprehensive business solutions provider, offering customers a wide range of integrated services, including customized design and development of Internet infrastructure and commerce solutions, information technology consulting, local area network and Web site security, systems integration and staffing services.

                                       ###

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting the Company's


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business including: failure of the 5B stockholders or CeleXx stockholders to adopt the agreement providing for 5B's acquisition of CeleXx Corporation, the risk that the businesses of 5B and CeleXx will not be integrated successfully, increased competition; the ability of the Company to expand its operations through either acquisitions or internal growth, to attract and retain qualified professionals, and to expand commercial and investment banking relationships as both a source of funding and stock support; the availability of computer equipment; technological obsolescence; general economic conditions; and other risks detailed time to time in the Company's filings with the Securities and Exchange Commission (SEC).

If a definitive agreement is executed, 5B and CeleXx will file a joint proxy statement prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by 5B or CeleXx with respect to the proposed transaction may be obtained free of charge by contacting 5B, 100 Sunnyside Boulevard, Woodbury, New York 11797 (Telephone: (516) 677-6100). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BEFORE MAKING ANYY VOTING OR INVESTMENT DECISION.

5B and its directors and executive officers may be deemed to be participants in the solicitation of proxies from 5B stockholders in favor of the proposed merger. In addition, the directors and executive officers of 5B and CeleXx have interests in the proposed merger, some of which may differ from, or may be in addition to, those of 5B stockholders generally. Information concerning the participants in the solicitations of proxies and a description of the interests of the directors and executive officers of 5B and CeleXx have in the proposed merger will be available in the joint proxy statement/prospectus.